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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No.7)

                    INTERNATIONAL ASSETS HOLDING CORPORATION
                    ----------------------------------------
                                (Name of Issuer)

                                  COMMON SHARES
                                  -------------
                         (Title of Class of Securities)

                                    459028106
                                    ---------
                                 (CUSIP Number)

                                DECEMBER 31, 2002
                                -----------------
             (Date of Event Which Requires Filing of this Statement)

    Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[x] Rule 13d-1(b)
[_] Rule 13d-1(c)
[_] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.. 459028106
           ----------

--------------------------------------------------------------------------------
(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) International Assets Holding Corporation 401-K Profit Sharing Plan 59-6993257

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(2) Check the Appropriate Box if a Member of a Group (See Instructions) ......
(a)
(b)

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(3) SEC Use Only

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(4) Citizenship or Place of Organization.
     Florida.

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Number of Shares   (5)  Sole Voting Power            -0-

Beneficially       -------------------------------------------------------------
Owned              (6)  Shared Voting Power          N/A

by Each            -------------------------------------------------------------
Reporting          (7)  Sole Dispositive Power       -0-

Person             -------------------------------------------------------------
With               (8)  Shared Dispositive Power     N/A
--------------------------------------------------------------------------------
                   (9)  Aggregate Amount Beneficially Owned by Each Reporting
                        Person         -0-

--------------------------------------------------------------------------------
                   (10) Check if the Aggregate Amount in Row (9) Excludes
                        Certain Shares (See Instructions)  N/A

--------------------------------------------------------------------------------
                   (11) Percent of Class Represented by Amount in Row 9
                        0%

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                   (12)Type of Reporting Person (See Instructions)  EP

--------------------------------------------------------------------------------

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Item 1

Item 1(a) Name of Issuer:  International Assets Holding Corporation

.................................................................................
Item 1(b) Address of Issuer's Principal Executive Offices:
                   220 E. Central Parkway, Suite 2060
                   Altamonte Springs, FL  32701

Item 2

2(a) Name of Person Filing:  The International Assets Holding Corporation 401-K
                             Profit Sharing Plan

2(b) Address or Principal Business Office or, if none, Residence:
                   220 E. Central Parkway, Suite 2060
                   Altamonte Springs, FL  32701
2(c) Citizenship:  Florida
2(d) Title of Class of Securities:  Common Stock
2(e) CUSIP No.:  459028106

Item 3.

If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

     a. [_] Broker or Dealer registered under Section 15 of the Act.

     b. [_] Bank as defined in Section 3(a)(6) of the Act.

     c. [_] Insurance Company as defined in Section 3(a)(19) of the Act.

     d. [_] Investment company registered under Section 8 of the Investment Company Act of 1940.

     e. [_] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

     f. [X] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     g. [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

     h. [_] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

     i. [_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

     j. [_] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

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Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     a. Amount Beneficially Owned:   00
        .....................................................
     b. Percent of class:  0%
        .....................................................
     c. Number of shares as to which such person has:
        .....................................................

           i.  Sole power to vote or to direct the vote     0
                                                       .......................
          ii.  Shared power to vote or to direct the vote  N/A
         iii.  Sole power to dispose or to direct the disposition of  0.
          iv.  Shared power to dispose or to direct the disposition of N/A.

Item 5.

Ownership of 5 Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X].

On November 1, 2001, International Assets Advisory Corp., a former wholly-owned subsidiary of International Assets Holding Corporation, terminated the International Assets Advisory Corporation 401-K Profit Sharing Plan. All participants under the Plan became 100% vested in their respective account balances and no further contributions were made to the Plan either by the employer or the participants. Also, on November 1, 2001, International Assets Holding Corporation became the primary sponsor of the Plan and the Plan became known as The International Assets Holding Corporation 401-K Profit Sharing Plan. International Assets Holding Corporation assumed sponsorship of the Plan in order to carry out the termination of the Plan.

The Plan received written notification from the IRS dated September 17, 2002, which acknowledged that the termination of the Plan did not adversely affect the plan's qualification for Federal tax purposes. Upon receipt of the IRS notification, the Plan commenced liquidation and distribution of the Plan assets to the participants. The distribution process was completed by December 31, 2002.

Item 6. Ownership of More than 5 Percent on Behalf of Another Person

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than 5 percent of the class, such person should be identified. A listing of the shareholders of an

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investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

N/A

Item 8. Identification and Classification of Members of the Group

N/A

Item 9. Notice of Dissolution of Group

N/A

Item 10. Certifications

    a. The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):
        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

............................................................................
Dated       01/0/2003

............................................................................
Signature  /s/ Nancey M. McMurtry

............................................................................
Name/Title  Nancey M. McMurtry, Trustee